Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC V6E 4A2

Item 2	Date of Material Change

August 20, 2025

Item 3	News Release

On August 20, 2025, a news release in respect of the material change was disseminated through Canada Newswire and a copy thereof has been filed on SEDAR+.

Item 4	Summary of Material Change

On August 20, 2025, the Company renewed its at-the-market equity program (“ATM Program”) that will allow the Company to issue up to US$54 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) from treasury to the public from time to time.

Item 5	Full Description of Material Change

On August 20, 2025, the Company renewed its ATM Program that allows the Company to issue up to US$54 million (or the equivalent in Canadian dollars) of ATM Shares from treasury to the public from time to time.

Sales of ATM Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated August 20, 2025 (the “Distribution Agreement”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., Canaccord Genuity, H.C. Wainwright & Co., LLC, National Bank Financial, Paradigm Capital Inc., Raymond James and TD Securities (collectively, the “Agents”).

The Company intends to use the net proceeds of any such sales under the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital.

Under the Distribution Agreement, sales of ATM Shares will be made by the Agents through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the Toronto Stock Exchange, Nasdaq Capital Markets or any other trading market for the ATM Shares in Canada or the United States. The Company is not obligated to make any sales of ATM Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$54 million (or the equivalent in Canadian dollars); or (b) September 6, 2027.

The ATM Program became effective upon the filing of a prospectus supplement dated August 20, 2025, to the Company’s short form base shelf prospectus dated August 5, 2025, and U.S. registration statement on Form F-10 dated July 18, 2025, as amended on August 6, 2025.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Andrew Marshall

Chief Financial Officer and Corporate Secretary

Phone: 604-396-8222

Item 9	Date of Report

August 20, 2025